

3 Some Chocolates Cuisine, Inc.

Executive Summary

➢ 3 Some Chocolates Cuisine, Inc. will offer a unique dining experience where customers can enjoy 3 different flavors in one.

➢ 3 Some Chocolates Cuisine, Inc. will become the manufacturing and distribution company for all confectionary items created under 3 Some Chocolates, LLC.

➢ 3 Some Chocolates Cuisine, Inc. will also become a franchise opening up locations across the United States, Canada and Europe within the first 10 years.





Company Principles



➢ **Vision**

  ➢ 3 Some Chocolates Cuisine's vision is to combine three delicious flavors in one and make it for everyone.

➢ **Mission**

  ➢ 3 Some Chocolates Cuisine's mission is to create a unique and memorable dining experience filled with mouth watering, unforgettable flavors. produce high quality products that are competitively priced using unique ingredients which will make the product stand out among other brands. Our goal is to always provide three different types of chocolates or flavors and combinations within one product, while catering to consumer demand.

➢ **Objectives**

  ➢ To open the first Chocolate Cuisine Franchise location In New York City.

  ➢ To manufacture and provide customers with quality products that will serve the best interest of the consumer.

  ➢ To create and market a unique brand that will serve as a conversation piece in person, at events and through all social media platforms.

  ➢ To create a unique chocolate bar unlike anything currently available in the market.



Core Competencies

The core competencies on which 3 Some Chocolates Cuisine will compete with are:

- ➤ **Taste**
  - ✓ 3 Some Chocolates Cuisine is unique because the ingredients we use in our chocolate are not readily seen among other manufacturers. Using recipes such as our trademarked Jerk Chocolate Bites and confections, 3 Some Chocolates Cuisine guarantees a new experience with each of our products.
- ➤ **Quality**
  - ✓ 3 Some Chocolates Cuisine will use the best and freshest ingredients, paying attention to key details such as the quality of cocoa beans used, coca butter, efficient tempering machines and consumer satisfaction. In our Chocolate Cuisine franchise locations we will provide fresh and delicious menu items in combinations of 3.
- ➤ **Brand**
  - ✓ 3 Some Chocolates Cuisine is not only selling chocolate with unique flavors, but the name alone which is trademarked with the United States Patent and Trademark Office, serves as a conversation piece and sparks interest. With slogans such as "Have a 3 Some" consumers will be drawn out of curiosity towards the product. 3 Some Chocolates Cuisine Inc. Franchise will also be a new and innovative way to dine. Offering customers 3 different ways to enjoy their favorite dishes and drinks served with a side of chocolate!





New Concept in Dining Experience

➢ **Problem**

    ➢ The theme of the restaurant industry has become redundant and boring. People constantly look for a new dining experience they can share on Social Media that will serve as a conversation piece allowing them to interact with their own personal audience.

➢ **Solution**

    ➢ 3 Some Chocolates Cuisine's unique food combinations, product and experience will give restaurant goers a new way to enjoy their meals in 3's while actively sharing the experience through social media creating a buzz around the new way to have a 3 Some without the regret.





Business Model Canvas

Purpose	Goal #1	Goal #2	Vision
• Create a unique and out of the box dining experience • Mass produce product for sale in retail storefronts	3-6 months • Manufacturing deal with a chocolate manufacturing distribution center. • Placement of product in stores in the United States	12-18 months • Opening of first chocolate Cuisine in New York City.	• To become the Cheesecake Factory of the Chocolate Industry

Our Market	Key Activities	Value Proposition	Customers
• High traffic pedestrian areas • National Retail Stores: Whole Foods, Trader Joes • High End Specialty Stores: Saks Fifth Avenue	• Confectionery manufacturing • Product distribution • National Restaurant Franchise	• New Restaurant Concept • Ingredient Innovation • Provide unique food combinations • Create a new theme for dining	• Restaurant Goers • Large gatherings • Couples • Grocery Markets • Corporate Functions

Key Resources	Marketing	Customer Relationship	Partners
• Brand • Team • Product • Processing Facility	• Social Media • National Print Publications • Television • Word of Mouth	• Online Discussion • Customer Highlights • Loyalty & Membership Discounts	• Distributors • Retail Partners • Franchisees • Suppliers

Channels	Cost Drivers		Revenue Streams
• Brick and Mortar • Retail Locations • Online	• Ingredients • Lease • Staff Salaries • Equipment & Facilities • Regulatory & Compliance • Marketing		• In store purchases • Restaurant clients • Trade Shows • Franchise Fees



Cost Analysis



Leasing/Real Estate
$25,00 - $30,000
(1 month + security deposit)



Licenses
$1,000 - $3,000
City licensing fees, Health and Safety
Compliance Permits.



Kitchen & Equipment
$50,000 - $75,000
(Varying by size of kitchen.)



Staff
$7,000 - $14,000
Per month



Online Customer Acquisition
$3,000 - $10,000
Per month: third party ads, website,
marketing, CRM.



Social Media Marketing
$4,000 - $7,000
Per month



Branding & Packaging
$500- $2,000
Varying by product and material.



Point of Sale Fees
$300- $1,000
Per month



Market Overview

Chocolate Industry

The Confectionary Industry is one of the most lucrative markets in the United States. According the Global Chocolate report by Statista, 2018 sales of chocolate related products reached $26,614 Million (US) and is expected to grow to $30 Million (US) by 2023. Over 85% of adults in America buy chocolate with 53% of consumers eating at least one piece or more of chocolate a week. Among chocolate eaters almost 75% eat chocolate as a treat while 33% buy more chocolate around the holidays to give as a gift. Chocolate is also eaten as a mood enhancer by 29% of the US population with many people looking for varieties and new ways to enjoy the product.

3 Some Chocolates Cuisine, Inc. will have a unique opportunity to become a part of this blooming industry with its unique branding and product in which consumers have the option to purchase white, milk and dark all in one, satisfying a need for diversity among not currently seen among other well known companies currently in the industry.





Market Overview

Restaurant Industry

With the right funding 3 Some Chocolates Cuisine will be able to successfully compete within this market because our products are unlike anything currently available to consumers. Our concept is even more unique because our Chocolate Cuisine will also enter into a lucrative US restaurant industry which has reached a record high of $863 billion dollars in 2019, up 3.6% from 2018.

Restaurant-industry food-and-drink sales: Projections for 2019

	2018 sales (billions)	2019 sales (billions)	Percent change	Real percent change
COMMERCIAL RESTAURANT SERVICES[1]	$767.8	$795.4	3.6%	1.1%
Total eating-and-drinking places	$592.0	$613.0	3.6%	1.1%
Eating places	$570.8	$591.0	3.6%	1.1%
Fullservice restaurants[2]	$274.8	$285.3	3.8%	1.5%
Limited-service (quickservice) restaurants[3]	$239.1	$246.7	3.2%	0.7%
Cafeterias, grill-buffets and buffets[4]	$6.1	$6.0	-1.9%	-4.4%
Snack and nonalcoholic beverage bars	$41.8	$43.7	4.6%	2.1%
Social caterers	$9.0	$9.4	4.1%	1.8%
Bars and taverns	$21.2	$22.0	3.7%	1.7%
Other[5]	$175.8	$182.4	3.8%	1.3%
NONCOMMERCIAL RESTAURANT SERVICES[7]	$62.5	$64.6	3.4%	0.7%
MILITARY RESTAURANT SERVICES[8]	$2.8	$2.9	3.0%	0.5%
TOTAL	$833.1	$862.9	3.6%	1.1%



Team: Patrick Glanville, CEO & President



Patrick Glanville is a visionary and a former retail manager with over 15 years experience in retail and business and operations management. He is a dedicated graphic designer, web designer, a certified personal trainer. His culinary art and recipe development skill shows through his amazing chocolate confections.

Patrick 's love for the culinary arts began with his grandmother teaching him how to create chocolate confections as a hobby from which he was able to turn into a successful business, 3 Some Chocolates. And 3 Some Chocolates Cuisine. At 3 Some Chocolates, not only is he the recipe developer and confectionist but he also handles marketing and content development, operations, product design, customer outreach and support.

His vision is for 3 Some Chocolates Cuisine to be a worldwide franchise where people can indulge in their desires, fulfill their fantasy and bite their temptation x3.



Team: Kristin Parker, CFO/CEO



Kristin Parker has over 15 years experience in administration, operations and financial services. She holds a Bachelor's of Science Degree from Georgia Institute of Technology and received her Master's Degree from the City College of New York, CUNY.

Kristin is experienced in project management, business law, compliance, operations, human resources and real estate. She has founded and set up several companies and is also currently working in financial technology.

At 3 Some Chocolates and 3 Some Chocolates Cuisine, Kristin is the CEO & CFO responsible for business operations and financial forecasting/tracking. Kristin is in charge of compliance, manages inventory, acquired and maintains trademarks, incorporation of the businesses, articles of organization, stock allocation, marketing, operations, logistics, sales and customer service. Kristin engineered the operational dynamics for the company to ensure that the customer will have an exceptional and memorable experience x3!!!



Disclaimer

This document and the information contained herein is the property of 3 Some Chocolates Cuisine, Inc. (3SCC)

This document has been prepared for illustrative and discussion purposes only. It may not be used for any other purpose and may not be reproduced, copied, given or distributed, in whole or in part, to any other person.

3SCC makes no assurance, representation or warranty, express or implied, that the information contained in this document is accurate, complete, sufficient or appropriate for the recipient's purposes. Furthermore, nothing in this document shall be deemed to suggest that the specific data, or information contained therein is all of the data or information that may be necessary for the recipient to make an independent evaluation of its content.

The recipient is hereby notified that information contained in this document may be estimated and is subject to change, which may be material. 3SCC shall not be under any obligation to inform the recipient of any such change. This document may contain subjective views of 3SCC. Such subjective views may be biased.

Any analyses presented in this document, as well as any description of 3SCC's processes or platform, are subject to the limitations, restrictions or the risks inherent in such processes or platform. The descriptions of such processes or platforms do not cover the limitations, restrictions or risks inherent therein. In addition, any analyses presented herein are highly dependent upon subjective assumptions applied by 3SCC in preparing this document. Please note that there can be no assurance the processes, or platform described in this document will necessarily achieve their intended purposes or objectives.

